UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.                                      Press release issued by ABB Ltd dated December 14, 2012.

Press Release

ABB repositions Power Systems division to drive higher returns

•      Refocus on higher value, lower risk businesses

•      Higher operational EBITDA margin target in PS reflects new profitability ambitions

•      Associated costs of approximately $350 million to be taken in Q4 2012

•      ABB Group 2015 targets remain unchanged

Zurich, Switzerland, Dec. 14, 2012 — ABB said today that following its strategic review of the Power Systems (PS) division it is repositioning the business to secure higher and more consistent profitability.

The review, which was communicated following ABB’s Q3 results, was triggered by performance that has been volatile and below management expectations, despite significant investments made during the past three years. These investments have included product development, capacity expansions and acquisitions in software businesses to enhance our product portfolio.

The division is shifting its focus to higher-margin products, systems, services and software activities. It is closing low value-added EPC (engineering, procurement and construction) operations in more than 10 countries where project returns do not reflect the execution risks involved. To implement this new strategic focus, the division has made key leadership and organizational changes. It will continue to provide customers with a comprehensive system offering in projects that have a higher ABB content and the appropriate risk return profile.

“We’ve made substantial investments recently to increase Power Systems’ potential for value creation,” said Joe Hogan, ABB’s CEO. “However, Power Systems has not generated consistent returns. This is not acceptable; therefore we are recalibrating the growth, profitability and cash return ambitions for this division.”

As a result, ABB has raised the PS division’s 2011-2015 operational EBITDA margin target corridor to 9-12 percent from the current level of 7-11 percent, with the division expected to reach the lower end of the new corridor by the fourth quarter of 2013. At the same time, the organic revenue CAGR(1) target has been lowered to 7-11 percent from 10-14 percent to reflect reduced low value-added EPC activities and increased project selectivity. ABB confirms all other 2015 targets.

These actions are expected to reduce EBIT reported by Power Systems and ABB in the fourth quarter by approximately $350 million. Of this, about $100 million is related to restructuring-related expenses and other non-operational write-offs, and is not included in operational EBITDA. The remainder reflects additional costs expected from closing some local units as well as further overruns on a small number of projects. The costs of the program are expected to have a payback period in the range of two and a half years.

(1) Compound annual growth rate, base year is 2010

More information

A conference call for analysts and investors is scheduled to begin today at 9:00 a.m. CET (8:00 a.m. in the UK, 3:00 a.m. EDT). Callers should dial +1 866 291 4166 from the U.S./Canada (toll-free), +44 203 059 5862 from the U.K., +46 85 051 0031 from Sweden, or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

Zurich, December 14, 2012

Joe Hogan, CEO

Important notice about forward-looking information

This press release contains “forward-looking statements” relating to ABB’s performance in the fourth quarter of 2012. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward- looking statement can be guaranteed. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended Dec. 31, 2011. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information please contact:

ABB Group Media Relations:

Thomas Schmidt; Antonio Ligi

(Zurich, Switzerland)

Tel: +41 43 317 6568

media.relations@ch.abb.com

 http://twitter.com/ABBcomms

Investor Relations:

Switzerland: Tel. +41 43 317 7111

USA: Tel. +1 919 807 5758

investor.relations@ch.abb.com

ABB Ltd

Affolternstrasse 44

CH-8050 Zurich, Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 14, 2012	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance